EXHIBIT 99.2

Press Release

Strategic Agreement between Total and CMA CGM

on Liquefied Natural Gas Fuel Supply

for CMA CGM New Build Container Ships

Paris, December 4, 2017 - Total and CMA CGM have signed an agreement covering the supply of around 300,000 tons of liquefied natural gas (LNG) a year for 10 years starting in 2020. This unprecedented volume in the history of LNG bunker will fuel CMA CGM’s nine newbuild container ships, scheduled for delivery beginning 2020 onwards.

CMA CGM, the first shipping company in the world to equip its giant container ships (capacity of 22,000 TEUs1) with LNG propulsion, has selected Total Marine Fuels Global Solutions, the Total affiliate responsible for marketing marine fuels worldwide, for these future supply operations. In February 2017, CMA CGM and Total already signed a cooperation agreement to examine the most environmentally responsible propulsion solutions to meet the International Maritime Organization’s 2020 implementation date for new sulfur regulations.

By selecting LNG as a fuel today, CMA CGM is opting for a solution that will outperform the sulfur cap of 0.5% required in 2020.

“LNG is the fuel of the future for shipping,” commented Rodolphe Saadé, Chairman and Chief Executive Officer of CMA CGM. “With this groundbreaking decision by the CMA CGM Group, the entire maritime industry will benefit from the new supply chains that will be created. CMA CGM is pursuing its expansion through a combination of growth, profitability and environmental responsibility. By combining the expertise of two French companies, each one leader in its field, we are consolidating France’s prominent role for a more sustainable transportation and in favor of the energy transition.”

“CMA CGM’s decision to adopt LNG propulsion for its new build container ships sends a strong signal to the maritime world.” stated Patrick Pouyanné, Chairman and Chief Executive Officer of Total. “The wider use of LNG as a fuel is an important component of Total’s LNG strategy, and we are delighted to support CMA CGM as it implements this ambitious project. This agreement highlights our involvement in developing dedicated supply chains for this new fuel. We are once again demonstrating our ability to provide customized energy solutions to our customers.”

1 Twenty-foot Equivalent Unit: Unit used to measure a container ship’s cargo carrying capacity.

Under this agreement, Total will provide a tailor-made solution for LNG supply. The Group is currently considering chartering on long-term basis a LNG bunkering vessel that would not only deliver fuel to CMA CGM in Europe, but also to other customers in the same region. The new supply chains created would lead to a wider use of LNG, especially in other shipping sectors, to achieve even greater and ambitious environmental responsibility.

Committed for many years to reducing its energy footprint to protect the environment, oceans and biodiversity, CMA CGM has already reduced its carbon emissions per container transported per kilometer by 50% between 2005 and 2015. It has now introduced a far-reaching plan for a further 30% reduction by 2025.

In addition, both companies reached an agreement in principle on the potential supply of lubricants for the nine newbuilds, giving CMA CGM access to Total Lubmarine’s innovative products, technical expertise and global distribution network.

LNG fuel, a solution that meets the shipping industry’s new regulatory and environmental requirements

CMA CGM’s decision is fully aligned with the Paris Agreement and the talks currently under way at the international level. LNG offers a range of environmental advantages, including a 99% reduction in sulfur oxide (SOx) and fine particulate matter emissions. It also substantially reduces nitrogen oxide (NOx) emissions and significantly decreases carbon emissions. LNG will play a growing role in the energy mix of the shipping world.

About CMA CGM

CMA CGM, founded by Jacques R. Saadé, is a leading worldwide shipping group.

Its 489 vessels call more than 420 ports in the world on all 5 continents. In 2016, they carried 15.6 million TEUs (twenty-foot equivalent units).

Now headed by Rodolphe Saadé, CMA CGM enjoys a continuous growth and keeps innovating to offer its customers new maritime, terrestrial, and logistical solutions. With a presence in 160 countries and through its 755 agencies network, the Group employs 29,000 people worldwide, including 2,400 in its headquarters in Marseille.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

About Total Marine Fuels Global Solutions

Total Marine Fuels Global Solutions is Total’s dedicated business unit in charge of worldwide bunkering activities. Total Marine Fuels Global Solutions is the single point of contact for a full spectrum of solutions with innovative and efficient bunkering services.

www.marinefuels.total.com

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Contacts CMA CGM

Media Relations : media@cma-cgm.com

Contacts Total

Media Relations : +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations : +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.